SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-33173

                      NOTIFICATION OF LATE FILING (AMENDED)

(Check One): {X} Form 10-KSB {_} Form 11-K {_} Form 20-F { } Form 10-QSB
             {_} Form N-SAR

                         for Period Ended: June 30, 2006

{_}  Transition Report on Form 10-KSB
{_}  Transition Report on Form 20-F
{_}  Transition Report on Form 11-K
{_}  Transition Report on Form 10-Q
{_}  Transition Report on Form N-SAR For the Transition Period Ended:

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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION

MOLLER INTERNATIONAL, INC.
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Full Name of Registrant


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Former Name if Applicable

1222 RESEARCH PARK DRIVE
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Address of Principal Executive Office (Street and Number)

DAVIS, CA 95618
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City, State and Zip Code

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                                     PART II

                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) [ X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) [ ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III

                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On 22 September 2006, Moller International (the "Company") filed NT 10-K Accesion number 0001157523-06-009396 requesting a 15-day extension to the required period for filing its Annual Report on Form 10-KSB for the period ended June 30, 2006.

The Company has experienced unexpected delays in completing the Form 10-KSB. This is the first major filing since engaging a new accounting firm, and providing that firm with all of the required information necessary to allow them to preform a thorough audit of our finances and accounting procedures has taken longer than either party anticipated.

The Company and its new independent registered accounting firm, Malone & Bailey, PC, are actively working together to complete the required steps to finalize the content of the Company's Form 10-KSB.

As a result of the delays, the Company is not able to file its Form 10-KSB by the prescribed extended filing date without unreasonable effort and expense. The Company currently anticipates that it will be able to file the Form 10-KSB on or before October 20, 2006.

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                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul S. Moller, President            (530) 756-5086
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(Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). {X} Yes {_} No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? {_} Yes {X} No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOLLER INTERNATIONAL, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 13, 2006                      /s/ Paul S. Moller
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                                            President